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Mail Stop 6010

February 23, 2009

Dr. Raafat E.F. Fahim, Ph.D.
President and Chief Executive Officer
Nabi Biopharmaceuticals
12276 Wilkins Avenue
Rockville, MD 20852

Re: Nabi Biopharmaceuticals
Form 10-K for the Year Ended December 31, 2007
Filed February 28, 2008
File No. 000-04829

Dear Dr. Fahim:

We have reviewed your response letter dated February 13, 2009 to our comment letter dated December 29, 2008 and have the following comment.

Where indicated, we think you should revise your Form 10-K in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15. Exhibits, page 60

1. We note your response to comment 1 of our comment letter dated December 29, 2008. In your response, you draw a distinction between the general relationships you currently have with each of the National Institutes of Health (NIH) and the University of Maryland, Baltimore County (UMBC), which you consider to be "key strategic alliances" and the actual underlying license agreements with each institution which you do not consider to be material to your company. However, the disclosure presented in your 2007 Form

10-K does not clearly make this distinction. Please revise your disclosure appropriately in your 2008 Form 10-K to explain that you consider the relationships with NIH and UMBC to be key strategic alliances and the reasons why you consider these relationships to be important. Please also revise your disclosure to clarify that the related license agreements are not material to your business and you are not substantially dependent upon them or, if you determine that the license agreements are material to your business, please disclose the material terms of each of these license agreements and file them as exhibits to your 2008 Form 10-K. Please provide us with a copy of your proposed disclosure regarding your relationship with NIH and UMBC and the related license agreements. After reviewing your proposed disclosure, we may have additional comments.

* * * *

Please revise your Form 10-K and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Nandini Acharya, Staff Attorney at (202) 551-3495 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: James E. Dawson, Esq.
       Nutter, McClennen & Fish LLP
       World Trade Center West
       155 Seaport Boulevard
       Boston, MA 02210